UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. _27_)*

Papa John’s International, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY  40223  (502) 253-4348

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

October 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,804,593
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,787,611
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,804,593
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.31%
14.	TYPE OF REPORTING PERSON (see instructions)

CUSIP No. 698813 10 2	13D	Page 3 of 4 Pages

Item 1. Security and Issuer
See cover page.

Item 2. Identity and Background
(a)	John H. Schnatter
(b)	11411 Park Road, Anchorage, KY 40223
(c)	Mr. Schnatter is the Founder, Chairman of the Board and Chief Executive Officer of Papa John’s International, Inc.
(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
No change from amendment 26.

Item 4. Purpose of Transaction
This filing is being made to update holdings and percentages previously disclosed.

Between June 10 and November 17, 2015, Mr. Schnatter made three gifts of Common Stock totaling 29,675 shares.

On February 23, 2016, Mr. Schnatter acquired 196,362 shares of Common Stock through the exercise of stock options with a strike price of $54.44 per share. In connection with this option exercise, Mr. Schnatter surrendered 124,426 shares of Common Stock to Papa John’s International, Inc. to satisfy the exercise cost of the options, as well as related withholding taxes.

On February 25, 2016, Mr. Schnatter acquired 8,471 shares of Common Stock via a restricted stock grant from Papa John’s International, Inc.

Between February 26 and February 28, 2016, Mr. Schnatter surrendered 4,699 shares of Common Stock to Papa John’s International, Inc. to satisfy withholding taxes due on the vesting of certain restricted stock grants made in previous years.

On March 10, 2016, Mr. Schnatter made two gifts of Common Stock totaling 11,400 shares.

On May 9, 2016, Mr. Schnatter surrendered 1,209 shares of Common Stock to Papa John’s International, Inc. to satisfy withholding taxes due on the vesting of a restricted stock grant made previously.

Between August 5 and August 8, 2016, Mr. Schnatter sold 24,322 shares of Common Stock at an average price of $76.20 per share in open market transactions under Rule 144 of the Act.

Between August 16 and August 17, 2016, the John H. Schnatter Family Foundation sold 20,000 shares of Common Stock at an average price of $73.95 per share in open market transactions under Rule 144 of the Act.

Between August 22 and August 25, 2016, Mr. Schnatter sold 78,458 shares of Common Stock at an average price of $76.01 per share in open market transactions under Rule 144 of the Act.

On August 25, 2016, Mr. Schnatter made a gift of Common Stock totaling 13,500 shares.

Between August 29 and September 2, 2016, Mr. Schnatter sold 40,339 shares of Common Stock at an average price of $76.01 per share in open market transactions under Rule 144 of the Act.

Between October 3 and October 24, 2016, Mr. Schnatter sold 480,000 shares of Common Stock at an average price of $78.74 per share pursuant to a stock trading plan under Rule 10b5-1(c)(1) of the Act entered into on September 2, 2016.

Subsequent to this transaction, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 9,804,593 shares of Common Stock, as follows: 9,368,693 shares owned directly; 31,194 shares owned by M. Annette Schnatter, Mr. Schnatter’s spouse; 315,206 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 89,500 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

By virtue of his stock ownership, and his position as Founder, Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5. Interest in Securities of the Issuer

(a)	9,804,593 (26.31%)
(b)	Sole voting power: 9,804,593
Shared voting power: 0
Sole dispositive power: 9,787,611
Shared dispositive power: 0

(c)	Mr. Schnatter disposed of the shares of Common Stock described in Item 4

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change from Amendment 26.

Item 7. Material to Be Filed as Exhibits
N/A

CUSIP No. 698813 10 2	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

November 11, 2016
Insert Date